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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                          Drew Industries Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
                         (Title of Class of Securities)

                                   26168L 205
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(e),240.13d-1(f) or 240.13(d)-1(g),check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 841,181, which constitute approximately 8.2% of the total number of shares outstanding. All ownership percentages assume that there are 10,315,383 shares outstanding, including 77,200 shares subject to presently exercisable options by Reporting Persons.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 2 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     L. Douglas Lippert (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     L. Douglas Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    624,937 (1) (2)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           624,937 (1) (2)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     664,937 (1) (3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 3 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

      (1) L. Douglas Lippert is the Reporting Person as Trustee of the following six trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

      (i)   L. Douglas Lippert Living Trust, dated June 6, 1989

      (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

      (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

      (iv) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

      (v) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986 (vi) Lippert Family Irrevocable Trust f/b/o Jayde
            S. Lippert, dated December 20, 1986

Includes 239,622 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims pecuniary interest in such shares.

(2) Excludes 10,000 shares subject to an option at $9.3125 per share which is not exercisable within 60 days, and 40,000 shares subject to such option, as to which such option is exercisable within 60 days. Excludes 5,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days.

(3) Includes 40,000 shares subject to an option at $9.3125, which are exercisable within 60 days, and excludes 10,000 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes 5,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 4 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jason D. Lippert
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jason D. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    78,950 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           78,950 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,750 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 5 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 22,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to 17,600 shares and not exercisable within 60 days as to 4,400 shares. Excludes 28,000 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 11,200 shares and not exercisable within 60 days as to 16,800 shares. Excludes 15,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days. Excludes 43,810 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 17,600 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to such shares; excludes 4,400 shares subject to such option as to which such option is not exercisable within 60 days. Includes 11,200 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 16,800 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes 15,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days. Excludes 43,810 shares held in Trust for Jason D.Lippert, as to which L. Douglas Lippert is the Trustee.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 6 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Joshua E. Lippert
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Joshua Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    45,800 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           45,800 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     53,600 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 7 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 8,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to 4,000 shares and not exercisable within 60 days as to 4,000 shares. Excludes 15,200 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 3,800 shares and not exercisable within 60 days as to 11,400 shares. Excludes 18,500 shares subject to an option at $25.56, which is not exercisable within 60 days. Excludes 45,225 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 4,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to such shares; excludes 4,000 shares as to which such option is not exercisable within 60 days. Includes 3,800 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 11,400 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes 18,500 shares subject to an option at $25.56, which is not exercisable within 60 days. Excludes 45,225 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 8 of 21 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jarod B. Lippert
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jarod Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,294 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,294 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,894 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                          Page 9 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 2,400 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 600 shares and not exercisable within 60 days as to 1,800 shares. Excludes 3,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days. Excludes 37,333 shares held in Trust for Jarod B. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 600 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 1,800 shares subject to such option as to which such option is not exercisable within 60 days. Excludes 3,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days. Excludes 37,333 shares held in Trust for Jarod B.Lippert, as to which L. Douglas Lippert is the Trustee.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 10 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

      The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 11 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 1. Security and Issuer

        No Change

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 12 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 2. Identity and Background

        No change

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 13 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

        No Change

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 14 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 4. Purpose of Transaction

        No Change

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 15 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

      Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert, Jason D. Lippert, and Joshua E. Lippert.

      Because L. Douglas Lippert has sole voting and dispositive power over 664,937 shares including 239,622 as Trustee of the Trusts, and 40,000 shares subject to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 664,937, constituting approximately 6.4% of the Issuer's outstanding shares of Common Stock.

      Because Jason D. Lippert has sole ownership of 107,750 shares, including 28,800 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by Jason D. Lippert pursuant to Rule 13d-3 is 107,750, constituting approximately 1.0% of the Issuer's outstanding shares of Common Stock.

      Because Joshua E. Lippert has sole ownership of 53,600 shares, including 7,800 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by Joshua E. Lippert pursuant to Rule 13d-3 is 53,600, constituting approximately 0.5% of the Issuer's outstanding shares of Common Stock.

      Because Jarod B. Lippert has sole ownership of 14,894 shares, including 600 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by Jarod B. Lippert pursuant to Rule 13d-3 is 14,894, constituting approximately 0.1% of the Issuer's outstanding shares of Common Stock.

            Paragraph (b)

            See response to Paragraph (a) above.

            Paragraph (c)

            Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 16 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Since the filing of Amendment No.9 to this schedule 13D, dated November 4, 2003,the following transactions in shares of Common Stock were affected by the Reporting Persons:

      On November 13, 2003, options with respect to an aggregate of 41,500 shares of Common Stock were granted by the Company to certain Reporting Persons in the amounts set forth below, at the exercise price of $25.56 per share.

                                              Shares of Common Stock
         Reporting Person                       Subject to Option
         ----------------                       -----------------
         L. Douglas Lippert                           5,000
         Jason D. Lippert                            15,000
         Joshua E. Lippert                           18,500
         Jarod B. Lippert                             3,000

      On December 8, 2003, the L. Douglas Lippert FLITE Trust, dated October 29, 2003, First National Trust Company as Trustee, sold 400,000 shares of Common Stock at $26,00 per share, in an off-the-market transaction.

      On December 8, 2003, the Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986, sold 50,000 shares of Common Stock at $26.00 per share, in an off-the-market transaction.

      On December 8, 2003, the Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986, sold 50,000 shares of Common Stock at $26.00 per share, in an off-the-market transaction.

      On January 14, 2004, 45,226 shares were distributed from the Trusts to Joshua E. Lippert, the adult son of L. Douglas Lippert.

      On February 18, 2004 Jarod B. Lippert sold 500 shares of Common Stock at $35.80 per share, in the open market.

      On February 18, 2004 Jarod B. Lippert sold 100 shares of Common Stock at $35.63 per share, in the open market.

      On February 19, 2004 Jarod B. Lippert exercised an option to purchase 600 shares of Common Stock at the exercise price of $9.10 per share.

      On March 4, 2004, as of February 10, 2004, 4,405 restricted shares of Common Stock were issued to Jason D. Lippert pursuant to an employment contract with the Company. Such shares may not be transferred for two years from the date of issue.

      On March 9, 2003, L. Douglas Lippert received a transfer of 385,315 shares of Common Stock from L. Douglas Lippert FLITE Trust, dated October 29, 2003, First National Trust Company as Trustee.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 17 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Paragraph (d)
            Not applicable.

            Paragraph (e)
            Not applicable.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 18 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No Change

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 19 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 7. Material to be filed as Exhibits

        No change

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 20 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 12, 2004
                                            /s/ L. Douglas Lippert
                                            ------------------------------------
                                            L. Douglas Lippert, as Trustee of:

                                            The L. Douglas Lippert Living Trust,
                                            dated June 6, 1989;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jason D. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Joshua E. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jarod B. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jaime R. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jayde S. Lippert, dated
                                            December 20, 1986; and

                                     as Attorney-in-fact for:
                                            Jason D. Lippert (1)
                                            Joshua E. Lippert (2)
                                            Jarod B. Lippert (3)

(1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

(3) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-2 of amendment 9 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries incorporated

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 21 of 21 Pages

                           ATTACHMENT TO SCHEDULE 13D
                                    EXHIBIT E

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: March 12, 2004
                                            /s/ L. Douglas Lippert
                                            ------------------------------------
                                            L. Douglas Lippert, as Trustee of:
                                            The L. Douglas Lippert Living Trust,
                                            dated June 6, 1989;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jason D. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Joshua E. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jarod B. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jaime R. Lippert, dated
                                            December 20, 1986;

                                            The Lippert Family Irrevocable Trust
                                            f/b/o Jade S. Lippert, dated
                                            December 20, 1986; and

                                        as Attorney-in-fact for:
                                            Jason D. Lippert (1)
                                            Joshua E. Lippert (2)
                                            Jarod B. Lippert (3)

(1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated

(3) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-2 of amendment 9 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.